February 5, 2019

VIA EDGAR

Mses. Anne Parker, Heather Clark, Melissa Raminpour and Jean Yu and Mr. John Dana Brown
   United States Securities and Exchange Commission
   Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:     Super League Gaming, Inc.
Registration Statement on Form S-1
Filed January 4, 2019
File No. 333-229144

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 5, 2019 with respect to the Registration Statement on Form S-1 filed with the Commission on January 4, 2019 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is submitting Amendment No. 1 to the Registration Statement (the “Amendment”), which will include corresponding changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Amendment.

Our Business, page 54

1.
We note your response to prior comment 3 from our letter dated November 11, 2018. Please expand to clarify that the chart titled “Twitch & YouTube Gaming have a larger audience than many entertainment platforms” reports annual audience figures as of the end of 2016 for each platform.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the note immediately following the “Twitch & YouTube Gaming have a larger audience than many entertainment platforms” chart on page 57 of the Amendment now discloses that the amounts reported for each platform represent annual audience figures as of the end of 2016.

Executive Compensation, page 85

2.
Please revise to include executive compensation disclosure for the fiscal year ended December 31, 2018.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that executive compensation disclosure for the fiscal year ended December 31, 2018 is included in the Amendment.

Exhibits

3.
We note that you have submitted an application for confidential treatment relating to exhibits 10.7 through 10.9 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

Response: The Company respectfully acknowledges the Staff’s comment with respect to the pending confidential treatment requests.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Sincerely,

/s/ Jessica R. Sudweeks

Jessica R. Sudweeks
Partner
Disclosure Law Group,
a Professional Corporation

cc:          Ms. Ann Hand
Chief Executive Officer
Super League Gaming, Inc.

Mr. Daniel R. Rumsey
Managing Partner
Disclosure Law Group,
a Professional Corporation

Messrs. Jonathan R. Zimmerman, Ben A. Stacke and Ryan R. Woessner
Faegre Baker Daniels LLP